Exhibit 1.2

Ahlstrom Corporation STOCK EXCHANGE RELEASE January 11, 2017 at 11:35

Decisions taken by Ahlstrom Corporation’s Extraordinary

General Meeting of Shareholders

Ahlstrom Corporation’s (“Ahlstrom”) Extraordinary General Meeting of Shareholders (“EGM”) was held today on January 11, 2017.

Resolutions relating to the combination

a) Resolution on the merger

The EGM resolved to approve, in accordance with the merger plan, the combination of Ahlstrom’s and Munksjö Oyj’s (“Munksjö”) business operations through a statutory absorption merger of Ahlstrom into Munksjö pursuant to the Finnish Companies Act and approve the merger plan. The completion of the combination is subject to, inter alia, the approval by the EGM of Munksjö as well as merger control approvals from competition authorities. The registration of the merger is expected to take place in the beginning of the second quarter of 2017.

In connection with the execution of the merger, the shareholders of Ahlstrom shall receive as merger consideration 0.9738 new shares of Munksjö for each share owned in Ahlstrom, that is, the merger consideration shall be issued to the shareholders of Ahlstrom in proportion to their existing shareholding with a ratio of 0.9738:1. In case the number of shares received by a shareholder of Ahlstrom as merger consideration would be a fractional number, the fractions shall be rounded down to the nearest whole number. Fractional entitlements to new shares of Munksjö shall be aggregated and sold in the market and the proceeds will be distributed pro rata to Ahlstrom’s shareholders being entitled to receive fractional entitlements. Any costs related to the sale and distribution of fractional entitlements shall be borne by Munksjö.

b) Authorization of the Board of Directors to resolve on the distribution of dividend

The EGM resolved in accordance with the proposal of the Board of Directors to authorize the Board of Directors to resolve, based on the audited financial statements of Ahlstrom for 2015, by one or several resolutions, on the distribution of an extra dividend in the total amount of maximum EUR 0.49 per each outstanding share in the company (representing a maximum total amount of approximately EUR 22,832,949 after excluding the treasury shares held by the company) to the shareholders of Ahlstrom prior to the completion of the combination. The extra dividend shall be paid prior to the registration of the execution of the merger. The authorization shall be valid until the close of the next Annual General Meeting of Ahlstrom.

Authorization of the Board of Directors to resolve on the issuance of shares to the company free of charge

The EGM resolved in accordance with the proposal of the Board of Directors to authorize the Board of Directors to resolve, by one or several resolutions, on the issuance of new shares to the company free of charge for the purpose that the company may dispose of such treasury shares pursuant to the company’s Long Term Incentive Plan 2014-2018.

The authorization shall consist of up to 230,000 shares in the aggregate. The Board of Directors shall be authorized to resolve on all other terms and conditions of the issuance of shares hereunder. The authorization shall be valid for six (6) months from the close of the EGM but will, however, expire at the close of the next Annual General Meeting, if any, at the latest. This authorization shall not replace previous authorizations granted to the Board of Directors.

In Helsinki January 11, 2017

Ahlstrom Corporation

For more information, please contact:

Juho Erkheikki

Investor Relations & Financial Communications Manager

Tel. +358 10 888 4731

Ahlstrom in brief

Ahlstrom provides innovative fiber-based materials with a function in everyday life. We are committed to growing and creating stakeholder value by proving the best performing sustainable fiber-based materials. Our products are used in everyday applications such as filters, medical fabrics, life science and diagnostics, wallcoverings, tapes, and food and beverage packaging. In 2015, Ahlstrom’s net sales amounted to EUR 1.1 billion. Our 3,300 employees serve customers in 22 countries. Ahlstrom’s share is quoted on the Nasdaq Helsinki. More information is available at www.ahlstrom.com.

Notice to Shareholders in the United States

The new shares in Munksjö have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or under any of the applicable securities laws of any state or other jurisdiction of the United States. The new shares in Munksjö may not be offered or sold, directly or indirectly, in or into the United States (as defined in Regulation S under the Securities Act), unless registered under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act and in compliance with any applicable state securities laws of the United States. The new shares in Munksjö will be offered in the United States in reliance upon the exemption from the registration requirements of the Securities Act provided by Rule 802 thereunder.

Munksjö and Ahlstrom are Finnish companies. Information distributed in connection with the merger and the related shareholder votes is subject to disclosure requirements of Finland, which are different from those of the United States.

It may be difficult for Ahlstrom’s shareholders to enforce their rights and any claim they may have arising under the U.S. federal securities laws in respect of the merger, since Munksjö and Ahlstrom are located in non-U.S. jurisdictions, and all of their officers and directors are residents of non-U.S. jurisdictions. Ahlstrom’s shareholders may not be able to sue Munksjö or Ahlstrom or their officers or directors in a court in Finland for violations of the U.S. securities laws. It may be difficult to compel Munksjö and Ahlstrom and their affiliates to subject themselves to a U.S. court’s judgment.